UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name in English)

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Financial Results

On June 30, 2021, Arrival (the “Company”) issued a press release announcing its financial results for the three month period ended March 31, 2021 (“Q1 2021”). The press release is furnished as Exhibit 99.1 to this Report on Form 6-K. The Company also issued Condensed Consolidated Interim Financial Statements (unaudited) for Q1 2021. The Condensed Consolidated Interim Financial Statements (unaudited) for Q1 2021 are filed as Exhibit 99.2 to this Report on Form 6-K and are incorporated by reference into the registration statement on Form S-8 filed with the Securities and Exchange Commission on June 15, 2021 (File No. 333-257101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By:	/s/ Denis Sverdlov
Name: Denis Sverdlov
Title: Chief Executive Officer

Dated: July 1, 2021

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Arrival on June 30, 2021.

99.2	Condensed Consolidated Interim Financial Statements (unaudited) for the three months ended March 31, 2021.